Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address
jgallant@graubard.com

August 5, 2009

VIA FEDERAL EXPRESS AND EDGAR

Mr. Thomas Kluck

Mr. Duc Dang

Division of Corporation Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Corp.
Proxy Statement on Schedule 14A
File No. 001-33769
Filed June 24, 2009

Dear Mr. Kluck:

On behalf of Capitol Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 30, 2009, relating to the above-captioned proxy statement on Schedule 14A (“Proxy Statement”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please note that we are reviewing the registration statement on Form S-4 (File No. 333-160199) filed by Two Harbors Investment Corp., which contains the proxy directed towards your shareholders. Please revise the disclosure in your proxy to ensure it is consistent with the disclosure in the noted registration statement, as amended.

Duly noted. The Company will not make any subsequent filings with respect to the Proxy Statement until all comments related to the Registration Statement on Form S-4

Securities and Exchange Commission

August 5, 2009

(File No. 333-160199) filed by Two Harbors Investment Corp. have been addressed. When all such comments have been addressed, the Company will file its final definitive proxy statement to include the revised material contained in the Registration Statement on Form S-4.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mark D. Ein